FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: _November 2, 2005_____________                               By: _/s/Harvey Keats/s/_______

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

November 2, 2005

Item 3  News Release

The news release dated November 2, 2005 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company reports the results for the 2005 program on the West Raglan Project. A total of 4,771.3 metres of BQ diamond drilling in 29 holes were drilled in the 2005 program. A total of 4,275.8 metres in 26 holes were drilled in the Raglan Formation of the Chukotat Group in the Greater Frontier, CDC, Beverly and Nanuk areas and a total of 495.5 metres in 3 holes were drilled in the Povungnituk Group in the southeast portion of the property.

Results of the 2005 program have refocused attention on the Greater Frontier Area where the majority of significant assay results over the last three years have been returned from diamond drilling and boulder sampling. A detailed 2006 exploration program will be designed when all of the project data have been interpreted. However, a preliminary 2006 budget of $3,000,000 in phase I and, subject to the results of phase I, tentatively $2,000,000 in phase II has been agreed to by Knight and Anglo American Exploration (Canada) Limited (‘AAEC’). During 2005, the Company earned a 49% interest in the West Raglan Project from AAEC and accordingly the Company will be funding 49% of the 2006 program.

Highlights of the 2005 diamond drill program are outlined in the table below.

Area	Hole Number	Core Length (metres)		Nickel %	Copper %	Platinum g/t	Palladium g/t
Greater Frontier	WR-05-98		12.90	0.67	0.39	0.12	0.46
		including	1.00	1.75	0.53	0.26	1.11
Greater Frontier	WR-05-100		2.65	0.44	0.17	0.06	0.24
			1.55	0.49	0.14	0.06	0.22
			1.60	0.85	0.31	0.12	0.45
			7.80	2.16	0.68	0.31	1.22
			0.90	1.27	1.93	0.22	0.72
			1.40	3.37	0.93	0.48	1.71
			0.55	0.26	3.16	0.01	0.02
Greater Frontier	WR-05-103		0.90	0.81	0.29	0.11	0.51
			4.30	0.53	0.20	0.09	0.36
		including	1.30	0.80	0.31	0.13	0.60

Item 5  Full Description of Material Change

The Company reports the results for the 2005 program on the West Raglan Project. A total of 4,771.3 metres of BQ diamond drilling in 29 holes were drilled in the 2005 program. A total of 4,275.8 metres in 26 holes were drilled in the Raglan Formation of the Chukotat Group in the Greater Frontier, CDC, Beverly and Nanuk areas and a total of 495.5 metres in 3 holes were drilled in the Povungnituk Group in the southeast portion of the property.

Results of the 2005 program have refocused attention on the Greater Frontier Area where the majority of significant assay results over the last three years have been returned from diamond drilling and boulder sampling. A detailed 2006 exploration program will be designed when all of the project data have been interpreted. However, a preliminary 2006 budget of $3,000,000 in phase I and, subject to the results of phase I, tentatively $2,000,000 in phase II has been agreed to by Knight and Anglo American Exploration (Canada) Limited (‘AAEC’). During 2005, the Company earned a 49% interest in the West Raglan Project from AAEC and accordingly the Company will be funding 49% of the 2006 program.

Highlights of the 2005 diamond drill program are outlined in the table below.

Area	Hole Number	Core Length (metres)		Nickel %	Copper %	Platinum g/t	Palladium g/t
Greater Frontier	WR-05-98		12.90	0.67	0.39	0.12	0.46
		including	1.00	1.75	0.53	0.26	1.11
Greater Frontier	WR-05-100		2.65	0.44	0.17	0.06	0.24
			1.55	0.49	0.14	0.06	0.22
			1.60	0.85	0.31	0.12	0.45
			7.80	2.16	0.68	0.31	1.22
			0.90	1.27	1.93	0.22	0.72
			1.40	3.37	0.93	0.48	1.71
			0.55	0.26	3.16	0.01	0.02
Greater Frontier	WR-05-103		0.90	0.81	0.29	0.11	0.51
			4.30	0.53	0.20	0.09	0.36
		including	1.30	0.80	0.31	0.13	0.60

Attached to this material change report is an assay table (Table I) with details of the 2005 program holes (WR-05-79 to WR-05-107) and an assay table (Table II) with results of a boulder in the Povungnituk Group in the southeast portion of the property and the results of boulders from a new boulder field in the southern part of the Greater Frontier area.

Greater Frontier Area

In 2005, 1,473.8 metres in 8 holes were drilled in the Greater Frontier area.

WR-05-96, 98 and 103 were drilled in the area at the head of a boulder train outlined in 2004, between Frontier East and Frontier Central. WR-05-96 did not intersect any sulphides in ultramafics. WR-05-98 intersected 12.90 metres of 6% disseminated and bleby sulphides in ultramafic which averaged 0.67% nickel, including a 1.00 metre interval of 9% sulphides which assayed 1.75% nickel. Follow-up hole WR-05-103 intersected 0.81% nickel over 0.90 metres in 6% sulphides and 0.53% nickel over 4.30 metres of 4% sulphides including 0.80% nickel over 1.30 metres of 5% sulphides, all in ultramafic. Since down-hole geophysics was not possible in WR-05-98 and 103, it is unknown if the weak mineralization intersected is related to a zone of more intense mineralization. Follow-up drilling will be required in 2006.

WR-05-100 was drilled to follow up an off-hole conductor in WR-04-69, west of Frontier South. The hole intersected multiple mineralized zones in ultramafic and a remobilized mineralized zone in basalts in the footwall. The best assays in the hole were 2.16% nickel over 7.80 metres in 21% sulphides and 3.37% nickel over 1.40 metres in 34% sulphides. The remobilized sulphide in basalt assayed 0.26% nickel and 3.16% copper over 0.55 metres. This new zone which has been named Century, will require follow-up drilling in 2006.

WR-05-97 at Seahawk, WR-05-99 and 102 at Frontier Central and WR-05-101, south of Frontier South did not intersect significant magmatic sulphides.

Povungnituk

Three holes totalling 495.5 metres were drilled in a small area of the Povungnituk Group in the southeast portion of the property. WR-05-79, 80 and 81 did not intersect significant magmatic sulphides.

Beverly

The Beverly area is located approximately 27 kilometres east of Frontier. Three holes totalling 391.0 metres were drilled over a strike length of 9.4 kilometres of the Raglan Formation at Beverly. WR-05-82, 83 and 84 did not intersect significant magmatic sulphides.

CDC

The CDC area is located approximately 14 kilometres east of Frontier. Ten holes totalling 1,690 metres were drilled over a strike length of 7.4 kilometres of the Raglan Formation at CDC. WR-05-85, 86, 87, 88, 89, 90, 104, 105, 106 and 107 did not intersect any magmatic sulphides of significant grade.

Nanuk

The Nanuk area is located approximately 20 kilometres west of Frontier. Five holes totalling 721 metres were drilled over a strike length of 650 metres of the Raglan Formation at Nanuk. WR-05-91, 92, 93, 94 and 95 did not intersect significant magmatic sulphides.

Sulphide Boulders

A massive sulphide boulder was found in 2005 near the southern property boundary in the Povungnituk. A sample from the boulder assayed 2.54% nickel, 0.35% copper, 0.25% cobalt, 1.07 grams per tonne platinum and 1.09 grams per tonne palladium. The source of the boulder is unknown, however its discovery led to the staking of 240 additional claims totalling approximately 9,940 hectares along the south boundary of the property over magnetic anomalies interpreted to be ultramafic rocks.

Three new sulphide boulders were found approximately 300 metres south of the Century zone intersected by WR-05-100. One boulder assayed 1.46% nickel in 15% sulphides, a second boulder assayed 2.11% nickel in 23% sulphide and third boulder assayed 1.72% nickel in 23% sulphide. The source of the boulders is unknown.

4

Supplementary Information

The 2005 field program was carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited (AAEC). AAEC is the operator of the West Raglan Project and is responsible for the sampling and submittal of samples for assay. Assaying of 2005 samples reported in this material change report was carried out and certified by ALS Chemex, of Vancouver, BC (nickel, copper, cobalt and sulphur (Total) by sodium peroxide fusion followed by ICP-AES) (Pb-FA for platinum, palladium and gold). Sample preparation was done by ALS Chemex of Val’or, Quebec. Kerry Sparkes of the Company is the Qualified Person responsible for the technical information.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

HARVEY KEATS
President	Telephone: (604) 684-6535

Item 9  Date of Report

November 2, 2005

KNIGHT RESOURCES LTD.

Per:

“Harvey Keats”
Harvey Keats,
President

Table I

WEST RAGLAN PROJECT
2005 Diamond Drill Results

Povungnituk

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %
WR-05-79	6801441N 473751E	- 45° / 360				No significant assays
WR-05-80	6801643N 474632E	- 47° / 360				No significant assays
WR-05-81	6801546N 474632E	- 45° / 360				No significant assays

Beverly

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %
WR-05-82	6811303N 474500E	- 45° / 180				No significant assays
WR-05-83	6809920N 468301E	- 45° / 180				No significant assays
WR-05-84	6808695N 465100E	- 45° / 360				No significant assays

CDC

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %
WR-05-85	6805376N 459915E	- 45° / 180				No significant assays
WR-05-86	6804251N 453060E	- 45° / 360				No significant assays
WR-05-87	6804139N 452560E	- 44° / 180				No significant assays
WR-05-88	6804914N 453403E	-45° / 180				No significant assays
WR-05-89	6804226N 453012E	- 45° / 180				No significant assays
WR-05-90	6805155N 456961E	- 45° / 360				No significant assays
WR-05-104	6804341N 453551E	- 50° / 180				No significant assays
WR-05-105	6805095N 456985E	-45° / 360				No significant assays
WR-05-106	6804930N 453375E	- 45° / 180				No significant assays
WR-05-107	6804937N 457201E	- 45° / 360				No significant assays

Attachment to Knight Resources Ltd. material change report dated November 2, 2005 - Page 1 of 2 - Table I

Nanuk

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %
WR-05-91	6799675N 423500E	- 45° / 360				No significant assays
WR-05-92	6799560N 423501E	- 45° / 180				No significant assays
WR-05-93	6798930N 424147E	- 47° / 180				No significant assays
WR-05-94	6798425N 423500E	-45° / 180				No significant assays
WR-05-95	6799708N 423601E	- 45° / 360				No significant assays

Greater Frontier

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %
WR-05-96	6803310N 444306E	- 50° / 180				No significant assays
WR-05-97	6802686N 443850E	- 45° / 360				No significant assays
WR-05-98	6803232N 444504E	- 45° / 360	74.60	87.50	12.90	0.67	0.39	0.02	0.12	0.46	2.16	6	*
		including	75.85	77.45	8.15	0.82	0.42	0.02	0.14	0.56	2.57	7	*
		including	83.00	84.00	1.00	1.75	0.53	0.04	0.26	1.11	3.39	9	+15
WR-05-99	6803100N 443600E	-45° / 360				No significant assays
WR-05-100	6802735N 443148E	- 51° / 180	28.50	31.15	2.65	0.44	0.17	0.02	0.06	0.24	1.28	3	*
			43.00	44.55	1.55	0.49	0.14	0.02	0.06	0.22	1.15	3	*
			109.00	110.60	1.60	0.85	0.31	0.02	0.12	0.45	2.90	8	*
			118.80	126.60	7.80	2.16	0.68	0.05	0.31	1.22	7.93	21	10
			153.75	154.65	0.90	1.27	1.93	0.03	0.22	0.72	7.08	19	7
			160.00	161.40	1.40	3.37	0.93	0.08	0.48	1.71	12.85	34	10
			173.90	174.45	0.55	0.26	3.16	0.05	0.01	0.02	26.10	69	<1
WR-05-101	6802527N 443397E	- 50° / 180				No significant assays
WR-05-102	6803009N 443571E	-45° / 360				No significant assays
WR-05-103	6803183N 444475E	-45° / 360	73.20	74.10	0.90	0.81	0.29	0.03	0.11	0.51	2.39	6	*
			169.60	173.90	4.30	0.53	0.20	0.02	0.09	0.36	1.45	4	*
		including	171.10	172.40	1.30	0.80	0.31	0.02	0.13	0.60	1.86	5	*

* Nickel tenor % not reported due to low sulphur

38% Sulphur was used in the calculation of sulphide content and nickel tenor

Attachment to Knight Resources Ltd. material change report dated November 2, 2005 - Page 2 of 2 - Table I

Table II

WEST RAGLAN PROJECT
2005 Surface Sample Assays
Povungnituk

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %
WRRA100804	6792842N 445240E	B	2.54	0.35	0.25	1.07	1.09	34.20	90	3

Greater Frontier

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %
WRRA100817	6802438N 443155E	B	1.46	0.84	0.04	0.64	2.71	5.59	15	10
WRRA100819	6802431N 443170E	B	2.11	0.93	0.06	0.55	2.23	8.85	23	9
WRRA100820	6802445N 443173E	B	1.72	0.75	0.04	0.56	1.80	8.60	23	8

* Sample Type: B = boulder

38% Sulphur was used in the calculation of sulphide content and nickel tenor

Attachment to Knight Resources Ltd. material change report dated November 2, 2005 - Page 1 of 1 - Table II